1E
4-30-02

02027968

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL, 2002

Peruvian Gold Limited.
(Translation of registrant's name into English)

0-29380
(File Number)

#1105 – 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peruvian Gold Limited
(Registrant)

Date April 5, 2002

By Nick DeMare
Nick DeMare, Director
(Signature)*

*Print the name and title of the signing officer under his signature.

BC FORM 53-901F

(FORM 27)

Securities Act

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act*, British Columbia (the "British Columbia Act")
Section 118(1) of the *Securities Act*, Alberta (the "Alberta Act")
Section 75(2) of the *Securities Act*, Ontario (the "Ontario Act")

1. Reporting Issuer

The full name of the Issuer is Peruvian Gold Limited (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

#1105 - 1166 Alberni Street
Vancouver, BC
V6E 3Z3
Phone: (604) 685-9316

2. Date of Material Change

April 5, 2002

3. Press Release

A press release dated April 5, 2002, a copy of which is attached, was released through various approved public media and filed with the Canadian Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4. Summary of Material Change(s)

Please see attached press release for details.

5. Full Description of Material Change

Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Director**

The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Nick DeMare
Director
Phone: (604) 685-9316

9. **Statement of Director**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 8th day of April, 2002.

"Nick DeMare"
Nick DeMare, Director

JOINT NEWS RELEASE

BRADSTONE EQUITY PARTNERS, INC.
PERUVIAN GOLD LIMITED
GLENEX INDUSTRIES INC.
STOCKSCAPE.COM TECHNOLOGIES INC.

PLAN OF ARRANGEMENT

April 5, 2002

Vancouver, B.C. – **Bradstone Equity Partners, Inc. ("Bradstone") (BEP.A and BEP.B-TSE), Peruvian Gold Limited ("Peruvian") (PVO-CDNX), Glenex Industries Inc. ("Glenex") (GXI-CDNX)** and **Stockscape.com Technologies Inc. ("Stockscape") (STKSF-OTCBB)** today announced they have entered into an arrangement agreement (the "**Arrangement Agreement**") pursuant to which Peruvian, Glenex and Stockscape, through a series of steps, will be amalgamated and then merged into Bradstone. The resulting corporation will be called "Bradstone Equity Partners, Inc.". The transaction will be completed pursuant to plan of arrangement (the "**Arrangement**") under the *Company Act* (British Columbia). Under the terms of the Arrangement, shareholders of Peruvian, Stockscape and Glenex will receive Bradstone Class A subordinate voting (one vote per share) common shares ("**Bradstone Class A Shares**") on the basis of: one (1) Bradstone Class A Share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. Following completion of the Arrangement, Bradstone will have 24,346,752 Bradstone Class A Shares and 4,099,466 Class B Multiple Voting (five votes per share) common shares issued and outstanding.

On closing of the Arrangement, it is proposed the board of directors of Bradstone will consist of: Robert G. Atkinson, Gordon D. Ewart, A. Murray Sinclair, Brian E. Bayley, Andrew F. B. Milligan, John J. Fleming, and Edward Mercaldo. It is also proposed the officers will include: Robert G. Atkinson and Gordon D. Ewart, Co-Chairmen; Brian E. Bayley, President and Chief Executive Officer, A. Murray Sinclair, Managing Director, K. Peter Miller, Chief Financial Officer and Sandra Lee, Secretary.

Upon completion of the Arrangement, Bradstone will have in excess of $25 million of net assets which will provide the basis for expanding its merchant banking activities - specifically, increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed venture companies. Messrs. Sinclair and Bayley propose to dedicate their efforts, together with the other directors and management, to the development of Bradstone as a substantial publicly listed merchant bank with offices in Toronto and Vancouver.

Closing of the Arrangement is conditional upon, among other things, receiving acceptable valuations and fairness opinions, approvals of the shareholders of Bradstone, Peruvian, Glenex and Stockscape, approval of the Supreme Court of British Columbia, all necessary securities regulatory approvals for the Arrangement and the approval of The Toronto Stock Exchange for the listing of the Bradstone Class A Shares to be issued to shareholders of Peruvian, Stockscape and Glenex. Closing is also conditional upon the continuation of Bradstone from Alberta into British Columbia under the *Company Act* (British Columbia). Directors, who are also directors, officers or shareholders of more than one of Bradstone, Peruvian, Glenex, and Stockscape, will abstain from voting on the transaction at board meetings. Each of the directors, officers and holders of more than 10% of the issued shares of each of Bradstone, Peruvian, Glenex, and Stockscape have indicated they support the proposed Arrangement and, subject to satisfaction of the other conditions of closing, intend to vote their shareholdings in favour of the Arrangement.

Bradstone, Peruvian, Glenex and Stockscape expect to hold meetings of their shareholders in June 2002, to consider the transactions contemplated by the Arrangement. Documents required for the meetings, including a joint information circular, are being prepared and it is expected that the documentation will be sent to shareholders as soon as practicable. The Arrangement cannot close until the required approvals are obtained. There can be no assurance that the Arrangement will be completed as proposed or at all. If the Arrangement is not completed, other than if shareholders of any of the companies do not approve it, a break fee of $100,000 may be payable by the party failing to complete the Arrangement to each of the other non-defaulting parties. Subject to satisfaction of all conditions, closing of the Arrangement is anticipated to occur prior to early July 2002.

Bradstone currently holds in excess of 20% of the issued shares of Peruvian and has agreed, and it is a condition of the Arrangement that, all or substantially all of these Peruvian shares will be sold by Bradstone prior to closing. Bradstone intends to issue a notice of intention to sell such Peruvian shares through the facilities of the Canadian Venture Exchange. Concurrent with the completion of the Arrangement some of the existing shareholders of Bradstone will sell a portion of their Bradstone shares at prices based on market prices to individuals who are to become insiders of Bradstone as a result of the Arrangement. The purpose of these purchases is to ensure a significant financial commitment by these individuals to Bradstone and to give Bradstone the benefit of their ongoing participation, experience and expertise. Details of the resulting shareholdings in Bradstone of insiders will be provided in the joint information circular to be issued in connection with the required shareholder meetings.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of each of Bradstone, Peruvian, Glenex and Stockscape. Actual results may differ materially from those currently anticipated in such statements.

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For more information, please contact:

Gordon D. Ewart, Chairman
Bradstone Equity Partners, Inc.
tel: (416) 488-7760

For more information, please contact:

Robert G. Atkinson, President
Peruvian Gold Limited
tel: (604) 681-0110

For more information, please contact:

A. Murray Sinclair, President
Glenex Industries Inc.
tel: (604) 689-1428

For more information, please contact:

Andrew Milligan, President
Stockscape.com Technologies Inc.
tel: (604) 687-0619
